LEXON TECHNOLOGIES, INC
14830 Desman Road
La Mirada, CA 90638
Tel: 714-522-0260
Fax: 714-522-0253

September 13, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Lexon Technologies, Inc.
Registration Statement on Form S-1
File No. 333-165494

Ladies and Gentlemen

                 Pursuant to Rule 477 under the Securities Act of 1933, we hereby request the withdrawal of the registration statement on Form S-1 originally filed on March 16, 2010, as subsequently amended, together with all exhibits thereto. The Filing has not been declared effective. No securities were sold in connection with the offering described in the Registration Statement.

                 The registrant also requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the registration statement be credited for future use.

                 Please contact me if you have any comments or questions regarding this application.

Sincerely,

/s/ James Park

James Park
Chief Executive Officer